UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

urban-gro, Inc. (Name of Issuer)

Common Stock, $0.001 par value (Title of Class of Securities)

91704K103 (CUSIP Number)

December 7, 2020 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91704K103	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: Octavio Gutierrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	5	SOLE VOTING POWER
NUMBER OF		8,548,965 shares of Common Stock
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		0
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		8,548,965 shares of Common Stock
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	8,548,965 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	30%

12	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 91704K103	13G	Page 3 of 4 Pages

ITEM 1(a).	NAME OF ISSUER:

urban-gro, Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1751 Panorama Point, Unit G
Lafayette, CO 800026

ITEM 2(a).	NAME OF PERSON FILING:

Octavio Gutierrez

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

2537 Prospect Court
Broomfield, CO 80023

ITEM 2(c).	CITIZENSHIP:

United States of America

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

ITEM 2(e).	CUSIP Number:

Not applicable.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 91704K103	13G	Page 4 of 4 Pages

ITEM 4.	OWNERSHIP:

(a)	Amount beneficially owned:		8,548,965 shares of Common Stock
(b)	Percent of class:		30%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	8,548,965 shares of Common Stock
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	8,548,965 shares of Common Stock
	(iv)	Shared power to dispose or to direct the disposition of:	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Octavio Gutierrez

By:	/s/ Octavio Gutierrez

Date:	December 8, 2020